Exhibit 99.1

Westport and Weichai Launch WP12 Engine and Initiate Development of WD10 Engine with Westport™ HPDI 2.0 Technology

~First Shipments Underway with World’s Largest Diesel Engine Manufacturer; Next Platform for HPDI Underway in Largest Market for Natural Gas Trucks~

 April 28, 2014

VANCOUVER, BC – Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world’s most advanced natural gas engines and vehicles, today announced the launch of final customer validation units of the next generation Westport high pressure direct injection (Westport™ HPDI 2.0) on the Weichai Westport WP12 engine platform. The Weichai Westport WP 12 HPDI is China’s first engine featuring Westport HPDI technology, delivering the power and performance of the base diesel engine, while replacing up to 95% of diesel fuel with cleaner burning, less expensive natural gas. Weichai Westport plans to release 30 trucks for customer validation through 2014 with factory production expected to start in 2015. The WP12 with Westport HPDI 2.0 will be certified to be compliant with China V emissions standards

As part of Weichai’s ongoing commitment to running clean-burning, lower-cost natural gas and offering its customers diesel-like performance, Weichai and Westport have agreed to develop the 10 litre Weichai Westport WD10 engine with Westport HPDI 2.0. Weichai Westport will provide funding for the development with Westport supplying key components and engineering support. Due to commonality with the WP12, the program is expected to take approximately two years with product availability planned for 2016. The current generation Weichai Westport WD10 and WP12 natural gas engines, using lean burn spark ignited technology, account for about 75 percent of Weichai Westport’s engine unit sales.

“We are entering the largest market for natural gas trucks demonstrated by our joint venture with over 60,000 natural gas engines sold by Weichai Westport in the last two years, a growth of approximately 100 percent year over year,” said David Demers, CEO of Westport. “We have not only found common ground for success in China but are forging ahead with a second program aimed at making the benefits of advanced Westport HPDI 2.0 technology available on the majority of the natural gas engines sold by Weichai Westport.”

WESTPORT HPDI 2.0 TECHNOLOGY ADVANTAGES INCLUDE:

The low cost of natural gas, combined with the large amount of domestic reserves, make it an attractive transportation fuel source for China. Using Westport HPDI, the WP12 engine is expected to meet China V emission standards without a complex after-treatment system. Fleet customers can achieve significant additional benefits including:

•	The price of natural gas, on a diesel gallon equivalent basis, is far lower than that of diesel
•	The load control of the engine with no throttle valve saves fuel
•	The high-pressure direct injection system features a concentric injector nozzle to deliver both diesel fuel and natural gas directly into the cylinder. This unique approach to natural gas combustion enhances performance, and reduces fuel consumption, emissions and noise
•	Maintains the power, torque and performance of the base diesel engine, even at high altitude
•	Replacement of up to 95% of diesel fuel with cleaner burning, less expensive natural gas

CHINA MARKET OPPORTUNITY

The market for natural gas in transportation in China is bourgeoning. According to the International Energy Agency, natural gas demand in China’s commercial road transport sector will reach around three times higher than today’s levels by 2035.

According to NGVA Europe, China has the largest number of natural gas stations in the world, with 880,000 medium and heavy duty natural gas buses and trucks in 2013. In 2013, according to Power Systems Research, China produced 1,352,171 medium and heavy duty trucks and buses, of which 720,955 were Class 8 equivalents. The potential for liquefied natural gas (LNG) as a transportation fuel in China continues to increase with the growing amount of LNG imports and terminals. According to Asian NGV Communications, China is expected to have 12 LNG import terminals in operation by the end of 2014.

About Weichai

Weichai is the biggest powertrain manufacturer and owns the most integrated heavy-duty vehicle value chain in China, including the manufacturing of the engine, gearbox, axle, vehicle and other vehicle related parts. Weichai has over 1,000 models of advanced diesel engine products, which are widely used on heavy-duty trucks, large buses, construction machinery, marine vessels and power generation. Weichai reports a 36% share of Chinese heavy-duty vehicle market and more than 80% share of the over 5-ton construction machinery market. Weichai is one of the top engine suppliers in the world with annual sales of 300,000 engines. In particular, the WD series and WP Landking series of heavy-duty, high-speed engines developed and manufactured by Weichai are appreciated by consumers due to their high performance, reliability and economic benefits. Weichai Power is a public company listed on the Hongkong Stock Exchange and Shenzhen Stock Exchange in China. Weichai has more than 2,000 authorized maintenance centers among China, which supplies convenient and quick service for customers. Additional information can be found at www.weichai.com

About Westport

Westport engineers the world’s most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements. Forward-looking information is typically identified by words such as “anticipate”, “estimate”, “expect”, “forecast”, “may”, “will”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “project”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this press release contains forward-looking information which includes statements regarding the number of trucks to be released for customer validation, timing for factory production and launch of the Weichai Westport WP12 HPDI, the performance and emissions standards capabilities of the WP 12 engine, the future development of, timing for launch and assigned responsibilities of the parties for the Weichai Westport WD 10 engine, demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

Inquiries:

Darren Seed

Vice President, Investor Relations & Communications

Westport

T 604-718-2046

invest@westport.com

Media Inquiries:

Nicole Adams

Director, Communications

Westport

T: 604-718-2011

media@westport.com